

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act



04041564

August 27, 2004

Gary P. Kreider
Keating, Muething & Klekamp PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/27/2004

Re: Cintas Corporation
Incoming letter dated June 10, 2004

Dear Mr. Kreider:

This is in response to your letters dated June 10, 2004 and July 6, 2004 concerning the shareholder proposal submitted to Cintas by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated June 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Damon Silvers
Associate General Counsel
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

723254

KMK | Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

June 10, 2004

via EDGAR and U.S. Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation -- Stockholder Proposal Submitted by the AFL-CIO Reserve Fund

Dear Ladies and Gentlemen:

We are writing as counsel to Cintas Corporation to inform you that Cintas intends to omit a shareholder proposal from its proxy statement and form of proxy for Cintas' 2004 Annual Shareholders' Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The proposal and a May 11, 2004 letter from William B. Patterson of the AFL-CIO Reserve Fund accompanying the proposal are attached as Exhibit A. We request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if Cintas omits the proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth below.

The 2004 Annual Shareholders' Meeting is scheduled to be held on October 19, 2004 and Cintas intends to file its definitive proxy materials with the Commission on or about August 30, 2004 and to commence mailing of those materials to shareholders on the same date.

The proposal requests that the Board of Directors adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of Cintas and that the policy be implemented as soon as possible after the 2005 Annual Shareholders' Meeting without violating existing contractual provisions.

We believe that the proposal may be omitted from Cintas' proxy materials pursuant to Rules 14a-8(i)(3), (4) and (6).

Rule 14a-8(i)(6) – Cintas lacks the power to implement the proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The proposal, if implemented, would require that the Chairman of the Board of Directors be an "independent director." The proposal does not define independence, although it states that the Chairman cannot also have served Cintas previously as an executive officer. Cintas' Chairman, Richard T. Farmer, served as CEO until August 1995. As further described below, Cintas does not have the power or authority to implement the proposal because it cannot



ensure that an independent director who has never been an executive officer of Cintas would be (i) elected to Cintas' board of directors by Cintas shareholders, (ii) elected as Chairman of the Board by Cintas' board of directors, and (iii) willing to expend the time and effort necessary to serve as Chairman of the Board of Cintas.

Cintas is a Washington corporation and subject to the Washington Business Corporation Act. Pursuant to Section 23 B.08.030 of that Act, Cintas' directors are elected by its shareholders. Although vacancies on the Board may be filled by the affirmative vote of a majority of the sitting directors, a person who is appointed as a director must stand for election at the next shareholders' meeting where directors are elected. Accordingly, Cintas' shareholders ultimately determine who serve as Cintas' directors. In order to comply with the proposal, Cintas would be required to ensure that: (i) a sufficient number of independent directors are elected by the shareholders each year to fill the position of Chairman, as well as positions on the board's Audit and Compensation and Nominating and Corporate Governance committees; (ii) Cintas' board of directors would determine to elect one of such "independent" directors as Chairman of the Board of Directors; and (iii) one of such "independent" directors would be a person who had never served at any time in the past as an executive officer and such person would be willing to serve as Chairman. Cintas cannot be assured that it would be able to find an independent director who had never been an executive officer in addition to the number of other independent directors it is required to have on its Board by virtue of Nasdaq rules and the independence requirements of Section 10A of the Securities Exchange of Act of 1934. This is particularly an issue in the current regulatory environment where it is difficult to find qualified directors. Thus, because Cintas cannot control who is elected or retained as a director, Cintas cannot control whether there would be a person meeting the special qualifications for a Chairman of the Board set forth in the proposal.

The Staff has permitted the exclusion under Rule 14a-8(i)(6) of similar proposals seeking to impose qualifications on board members. Such proposals are excludable under a long line of Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. See *I-many, Inc.* (April 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors allowing a non-management shareholder observer); and *Bank of America Corporation* (February 20, 2001) (permitting exclusion of proposal requesting that all members of the compensation committee be independent, as defined in the proposal).

Most recently and more directly relevant, in each of *SouthTrust Corporation* (January 16, 2004), *Wachovia Corporation* (February 24, 2004) and *Bank of America Corporation* (February 24, 2004) the Staff concurred that a similar proposal relating to amending company bylaws could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement. In concurring with the company's view in the *SouthTrust, Wachovia* and *Bank of America* letters, the Staff notes that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the proposal, Cintas is similarly situated to SouthTrust, Wachovia and Bank of America.

Rule 14a-8(i)(4) – The proposal relates to a personal claim or grievance against Cintas.

We also believe that the proposal should be excluded on the grounds cited in Rule 14a-8(i)(4) which allows registrants to exclude proposals which relate to the redress of a personal claim or grievance

against the company or any other persons or which is designed to result in a benefit to the proponent or to further a personal interest not shared by shareholders at large. The following facts and statements regarding the activities of the AFL-CIO and related unions show clearly that, despite the fact that the proposal is drafted in such a way that it could relate to matters which may be of general interest to all shareholders, the AFL-CIO is using the proposal as one of many tactics designed to assist the AFL-CIO and other unions in their objective to obtain union representation at Cintas.

The AFL-CIO's campaign against Cintas and Mr. Farmer

Beginning in January, 2003, Cintas has been the subject of an intensive organizing campaign by the AFL-CIO's Union of Needletrades, Industrial and Employees, led by Bruce Raynor, and allied unions. Cintas has approximately 27,000 employees, most of whom are not members of labor organizations. Because of Cintas' size and prominence in the service industry, the campaign is apparently of prime importance to the union movement. The campaign has been the subject of numerous articles in business journals and other publications.

BNA's Daily Labor Report No. 9 dated January 14, 2003 commented on the institution of the campaign:

> **UNITE to Begin Large Campaign.** In the next few days, Raynor said that UNITE would be launching a nationwide organizing drive among some 30,000 workers at Cintas Corp., a large supplier of corporate logo uniforms, based in Cincinnati. Raynor called the company the "largest, most anti-union employer" in the industry, adding that it has won 39 decertification elections against unions. UNITE has assigned 50 organizers to the coordinated campaign, he said, which will involve putting pressure on the company, suing them, getting sued, picketing them, and picketing their customers, he said. He added that UNITE would be asking other unions for help in persuading their employers not to use uniforms from Cintas.
>
> The campaign could take many years and UNITE will spend millions of dollars, Raynor said, but the union will continue the campaign until at some point the company will agree to card-check recognition, he said.

The importance of the campaign to unionize Cintas was reported in The Cincinnati Enquirer on August 31, 2003 as follows:

> The campaign "is the most significant organizing campaign in the United States," said Kate Brofenbrenner, director of labor education research at the New York State School of Industrial and Labor Relations at Cornell University in Ithaca, N.Y.
>
> "It's a priority for the entire labor movement," she said. "Cintas is big, and this is a multisite and multiunion" campaign. "If these unions succeed, it sets the model for other companies."

> UNITE leader Raynor promises an even tougher fight.
>
> "The next 12 months will be much more aggressive than the previous months," he said recently from UNITE's New York offices.

Workforce Management, a publication of Crane Communications, reported on Cintas' union struggle in its January 1, 2004 edition under the headline "Who Will Fold First?" The lead-in stated:

> As businesspeople, unionists and politicians watch closely, a proud company and a resurgent union movement are locked in a ferocious and pivotal battle. Many of their principles and tactics are old-fashioned. Others are as up-to-date as a smart bomb.

Further, the article stated:

> UNITE's next thrust came from a different direction. At Cintas' annual shareholder meeting on October 14, the company faced four dissident shareholders' resolutions, three more than in its entire history. The AFL-CIO openly backed only one, a corporate-governance proposal that would reconfigure the board of directors' nominating committee to include only independent directors. This would exclude company chairman Richard Farmer, the father of CEO Scott Farmer and the company's largest individual stockholder.

Further evidence that the union campaign is aimed at Cintas' corporate structure was illustrated by the following statement from union organizer Pete DeMay captured in videotape in August, 2003:

> We're going to really work hard on driving down [Cintas'] stock price.

From the time it went public in 1983 until 2002, Cintas had received only one shareholder proposal, and that related to political contributions. In 2002 Cintas received a union proposal related to audit activities which was withdrawn after institution of certain procedures for the audit committee. In 2003 Cintas received four proposals from unions, one which was substantially the same as that negotiated out the previous year. An additional proposal in 2003 from social action groups was coordinated with efforts of the AFL-CIO. In 2004 the Company received three union proposals. The first proposal requests ratification of the appointment of auditors by shareholders, which the Company has already determined to implement and, therefore, that proposal has been withdrawn. The second proposal relates to the expensing of stock options, which is the same as that submitted in the prior year. The third proposal, with which this letter is concerned, aims at removing the present Chairman of the Board and founder of the Company, Richard T. Farmer, from the Chairman position.

Considerable controversy arose in correspondence with the AFL-CIO and the Staff last year over the AFL-CIO proposal to establish Nominating Committee standards that would have excluded Mr. Farmer from the Nominating Committee. In 2003 the proponent's efforts aimed at Mr. Farmer. The controversy over the AFL-CIO 2003 proposal centered on whether Mr. Farmer would meet independence tests for inclusion on the Nominating Committee. On September 23, 2003, the AFL-CIO and various

organizations allied with it circulated an exempt solicitation pursuant to Rule 14a-6(g). Rather than utilizing the procedures established by Rule 14a-7 and provisions of the Washington Business Corporation Act under which Cintas is incorporated to circulate their materials, the unions, in contravention of the proxy rules, convinced ADP to mail their soliciting materials directly. We notified the Commission of that action in our letter of October 10, 2003, attached as Exhibit B.

In their materials circulated under date of September 23, 2003 and attached behind our letter attached as Exhibit B, the unions and those allied with them directly criticized Mr. Farmer for the fact that his son serves as CEO of Cintas. In addition, they assailed gifts made by the Farmer Family Foundation to Cincinnati Works, a Cincinnati non-profit organization which is dedicated to reducing the number of persons living below the poverty level through job and financial counseling. David Phillips, a Cintas director, is the CEO of Cincinnati Works. The material also attacked Mr. Farmer's service as a Trustee and a major contributor to Miami University, which he serves as a Trustee, and where another director of Cintas is Chairman of the Board of Trustees.

As Mr. Farmer was CEO of Cintas until August 1995, this year's proposal also shows that it is directly aimed at Mr. Farmer in that it calls for a policy that would prohibit anyone who is or has in the past ever served as an executive from serving as Chairman.

The proponent stated that it owns 100 shares of Cintas. It is hardly a coincidence that the increased interest in "corporate governance" at Cintas by the AFL-CIO and its allies has arisen during the organizing campaign which began in January 2003 and continues today. Rather, it is an organizing tactic aimed at embarrassing Cintas' founder and Chairman in front of Cintas' shareholders and employees, many of whom are shareholders, as well.

Staff no action letters

Previous staff no action letters have made clear that a shareholder cannot use matters of general interest as a pretext if the shareholder's true motivation is self interest or personal grievance. It makes no difference that the proposal has been drafted to appear not to be directly related to the grievance but to relate to a matter of general interest to stockholders. *RCA Corporation* (February 7, 1979); *Armco Inc.* (January 29, 1980, reconsidered March 5, 1980); *American Express* (February 12, 1980); *Cabot Corporation* (December 3, 1992); *Texaco. Inc.* (March 18, 1993); and Exchange Act Release No. 34-19135 (October 14, 1982).

On many occasions, the Staff has recognized proposals of unions, including those put forth by Mr. Patterson, as nothing more than personal grievances masquerading as other issues. As long ago as 1982, the Staff supported the exclusion of proposals from Mr. Patterson and unions affiliated with him, acknowledging them as tactics in his union campaigns. Specifically, in *Core Industries, Inc.* (November 23, 1982) the Staff identified a proposal submitted by Mr. Patterson himself relating to policies on publication of information of equal employment opportunities as excludable under Rule 14a-8(i)(4) (then known as Rule 14a-8(c)(4)) while he was representing a union attempting to organize against another company. In *Core Industries*, the Staff noted that "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, [Mr. Patterson] is using the proposal as one of many tactics designed to assist [Mr. Patterson] in his objective as a union organizer to obtain union representation."

Similarly, in *Dow Jones & Company, Inc.* (January 24, 1994) the Staff relied on Rule 14a-8(i)(4) (then known as Rule 14a-8(c)(4)) as it supported a company's exclusion of a union's proposal relating to an executive compensation issue when such proposal was another weapon of harassment of the company during the union's campaign. After describing a number of related union publications and other organizing tactics similar to those utilized by Mr. Patterson and the AFL-CIO against Cintas, Dow Jones characterized the union's proposal as seeking to address a "personal grievance . . . inducing Dow Jones to conclude a collective bargaining agreement on terms favorable to [the Independent Association of Publishers' Employees]."

Consequently, as the proposal, like the other efforts of the AFL-CIO, constitutes one of the tactics which makes up part of the "strategy" employed by Mr. Patterson and his union to harass Cintas and Mr. Farmer, Cintas may properly exclude the proposal from its proxy materials under Rule 14a-8(i)(4).

Rule 14a-8(i)(3)—The proposal's supporting statement contains false and misleading statements and omits to state material facts.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement...containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading," including statements or assertions which "directly or indirectly impugn character, integrity or personal reputation .. without factual foundation." The proposal is false and misleading, inflammatory, impugns character and factual foundation, and sets forth various other statements and assertions that lack a factual foundation.

The following are examples of statements and assertions in the proposal that are misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

1. The supporting statement asserts, without providing any citation or other form of support, that, "the primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO." The proponent provides no support for this statement and fails to note that this statement is the proponent's opinion regarding the primary purpose of the Board of Directors. See *People's Energy Corporation* (November 3, 2002); *General Electric Corp.* (January 28, 2003); and *International Paper Company* (March 8, 2004).

2. The supporting statement states, "We believe that having an independent director serve as Board Chair will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO." This statement implies that existing accountability of management to the shareholders is inadequate. In effect, the proponent is asserting, without any factual basis, that the Board of Directors has not fulfilled its fiduciary obligations to Cintas' shareholders. Accordingly, the proponent's statement is false and misleading.

3. The supporting statement states, "In our opinion, requiring an independent Board Chair will enhance independent leadership of the Board of Directors." This statement implies that the current integrity of Cintas' Board of Directors is questionable. Accordingly, the proponent's statement directly impugns the character and integrity of Cintas' directors without factual foundation.

4. The supporting statement includes quotations from various sources concerning the concept of an independent board chairman. The supporting statement implies that those statements relate to the actual proposal being made. In fact, the proposal being made contains a qualification that the chairman not only be independent but have never previously served as an executive officer of the company. The quoted statements do not support the proposal and are therefore misleading.

The proponent's supporting statement thus contains numerous inflammatory statements with no factual foundation in violation of Rules 14a-8(i)(3) and 14a-9. Therefore, the proposal, which would require significant editing in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (July 13, 2001). If the Staff is unable to concur with our conclusion that the proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, we believe that Cintas may properly omit the proposal under Rules 14a-8(i)(3), (4) and (6). We request that the Staff indicate that it will not recommend enforcement action to the Commission if Cintas omits the proposal.

Enclosed are six copies of this letter. A copy of these materials is being sent to the proponent, the AFL-CIO Reserve Fund, as notice of Cintas' intention to omit the proposal from its proxy materials for its 2004 Annual Shareholders' Meeting.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: 
Gary P. Kreider

GPK:slh
Attachments:
Exhibit A
Exhibit B

cc: Mr. Brandon Rees
AFL-CIO Reserve Fund

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

May 11, 2004

By Facsimile and UPS Next Day Air

Thomas E. Frooman
Vice President and Secretary - General Counsel
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, Ohio 45262-5737

Dear Mr. Frooman:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of the Cintas Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 100 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,



William B. Patterson
Director, Office of Investment

Enclosure



Shareholder Proposal

RESOLVED: The stockholders request that the Board of Directors: (1) adopt a policy that the Chair of the Board will be an independent director who has not previously served as an executive officer of the Cintas Corporation; and (2) provide that this policy shall be implemented as soon as possible after the date of the 2005 Annual Meeting without violating any existing contractual provision.

Statement of Support

The Cintas Board of Directors is chaired by Richard Farmer, who is the father of Cintas CEO Scott Farmer. A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that having an independent director serve as Board Chair will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

In our opinion, requiring an independent Board Chair will enhance the independent leadership of the Board of Directors. By setting agendas, priorities and procedures, the position of Board Chair is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as Board Chair can help ensure the objective functioning of an effective board. A variety of institutional investors and corporate governance experts are in favor of independent board leadership:

- "Boards should consider formally designating an independent director as chairman or lead director." (National Association of Corporate Directors, *Concerning Reforms in the Aftermath of the Enron Bankruptcy*)

- "The board should establish a structure that provides an appropriate balance between the powers of the CEO and those of the independent directors." (The Conference Board, *Commission on Public Trust and Private Enterprise, Executive Summary*)

- "The leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." (California Public Employees' Retirement System, *Corporate Governance Core Principles & Guidelines*)

Recent corporate scandals have focused attention on the need for independent Board leadership. According to the *Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" (*"Splitting Posts of Chairman, CEO Catches on With Boards,"* November 11, 2002).

We believe independent board leadership is particularly important given the separation between ownership and control in the modern corporation. Cintas has grown to become a large, publicly-traded corporation and a substantial majority of its common stock is held by outside shareholders. According to the Company's 2003 proxy statement, the Farmer family controls less than 20 percent of Cintas' equity capital, yet family members hold the two top positions in the Company. A third family member, Richard Farmer's brother-in-law James Gardner, only recently retired from the Board.

For these reasons, please vote FOR this proposal.



Amalgamated Bank

America's Labor Bank

May 14, 2004

Thomas E. Frooman
Vice President and Secretary – General Counsel
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, OH 45262-5737

Re: Cintas Corporation - AFL-CIO Reserve Fund

Dear Ms. Frooman:

This letter confirms the fact that the AFL- CIO Reserve Fund held 100 shares of Cintas Corporation common stock for the period 09/27/02 through the present date. The fund intends to hold the shares thorough the 2004 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

Exhibit B

KEATING, MUETHING &KLEKAMP, P.L.L.
Attorneys at Law
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
Tel. (513) 579-6400 TDD (513) 579-6461

GARY P. KREIDER
DIRECT DIAL: (513)579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

October 10, 2003

Via Facsimile to Patti Dennis (202) 942-9648

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation
Definitive Proxy Statement
Filed September 9, 2003
File No. 0-11399

Dear Mr. Owings:

I am writing with respect to the controversy that has developed between Cintas Corporation and the AFL-CIO with respect to four shareholder proposals presented by the AFL-CIO and three other affiliated unions and what Cintas believes is a clear violation by these unions of Rule 14a-7.

The unions, as is their right under Rule 14a-2(b)(1), prepared soliciting materials to which Rules 14a-3 to 14a-6 (other than 14a-6(g)), 14a-8 and 14a-10 to 14a-15 do not apply. On September 24, 2003 the Commission received from the unions a filing contemplated by 14a-6(g) on the form specified by Rule 14a-103. Cintas does not challenge the unions' compliance with Rules 14a-2(b)(1) and 14a-6(g) unless such unions or their affiliates solicited proxies. Cintas has no information indicating the unions did solicit proxies.

However, as evidenced by the e-mail correspondence between Cintas and ADP between October 2 and October 6, copies of which are attached hereto, the unions directly contacted and paid ADP to make a distribution of their soliciting materials to all holders of over 2,000 Cintas shares. The matter came to the attention of Cintas because several of its officers and directors, as holders of over 2,000 Cintas shares, received the soliciting materials.

Rule 14a-7, requires a registrant, "upon written request by any record or beneficial holder of securities" to provide either a list of security holders or to mail the requesting security holder's materials to security holders. This provision ties in with provisions of Washington law, under which Cintas is incorporated, governing access to shareholder lists. The Washington Business Corporation Act provides a comprehensive scheme for protection of the list, while at the same time providing methods for the shareholders to utilize the list. Section 23B.07.200 requires a Washington corporation to establish a shareholder list for each shareholder meeting and to make that list available for inspection at the corporation's principal office by any shareholder beginning 10 days prior to the meeting and continuing through the meeting. Cintas has complied with that requirement. Authority is provided for a court to postpone the meeting if the shareholder is denied the right of inspection. Section 23B.16.020, .030 and .040 govern the shareholder's right to inspect and to copy the list at any time. These provisions dovetail nicely with Rule 14a-7 which provides an alternate method for shareholders engaged in a proxy solicitation to convey their solicitation materials to shareholders. Most corporations, of course, take the option provided in Rule 14a-7 of mailing the soliciting materials for the shareholder so as to preserve the confidentiality of the shareholder records. Therefore, Rule 14a-7 accomplishes the solicitation objectives of the Securities Exchange Act of 1934

and the Washington statutes governing the utilization and confidentiality of those lists.

The union chose not to utilize the Washington statutory procedures either to inspect or to copy Cintas' shareholder list. In addition, they ignored the procedures established by Rule 14a-7 and were in some way able to convince ADP to mail their soliciting materials. Clearly this activity is a violation of Rule 14a-7 by a person participating in a contested matter. It must not be allowed to establish a precedent for ignoring Rule 14a-7 as the method of contacting shareholders in a solicitation matter or, for that matter, become a precedent other parties could use to initiate mailings in situations other than in the shareholder meeting context.

It is not clear to us what remedies, if any, Cintas has in this situation other than to make the Commission aware of these circumstances.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: /s/ Gary P. Kreider

Gary P. Kreider

GPK:slh

Attachments:

1. Notice of exempt solicitation process – September 25, 2003
2. E-mail messages of September 30, 2003 from Karen Carnahan, Vice President and Treasurer of Cintas Corporation, to and from Michael Lang of Computershare, the Transfer Agent for Cintas, and to Gary P. Kreider.
3. E-mail correspondence of October 2, 2003 to Gary Kreider and from Glen E. Wittenberg of ADP Investor Communication Services to Karen Carnahan.
4. E-mail from Glen Wittenberg of ADP to Karen Carnahan, preceded by an inquiry from Karen Carnahan to Mr. Wittenberg.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to Rule 14a-6Cg)

1. Name of the Registrant: Cintas Corporation

2. Name of Persons Relying on Exemption:

Richard L. Trumka, Secretary-Treasurer, AFL-CIO, AFL-CIO Reserve Fund
Gerald W. McEntee, Chairman, AFSCME Employees Pension Plan
James Boland, Secretary-Treasurer, BAC, Trowel Trades S&P 500 Index Fund
Timothy Smith, Senior Vice President, Walden Asset Management
Alan G. Hevesi, New York State Comptroller, New York State Common Retirement Fund
Denise L. Nappier, Connecticut State Treasurer, Connecticut Retirement Plans and "Trust Funds
William C. Thompson, Jr., New York City Comptroller, New York City Employees Retirement System
Adam M. Kanzer, General Counsel, Domini Social Investments LLC

3. Address of Persons Relying on Exemption:

Richard L. Trumka, 815 16th Street, N.W., Washington, District of Columbia 20006
Gerald W. McEntee, 1625 L Street, N.W., Washington, District of Columbia 20036
James Boland, 1776 Eye Street, N.W., Washington, District of Columbia 20006
Timothy Smith, 40 Court Street, Boston, Massachusetts 02108
Alan G. Hevesi, 633 Third Avenue, 31st Floor, New York, New York 10017
Denise L. Nappier, 55 Elm Street, 7th Floor, Hartford, Connecticut 06106
William C. Thompson, Jr., 1 Centre Street, New York, New York 10007
Adam M. Kanzer, 536 Broadway, 7th Floor, New York, New York 10012

4. Written Materials. The following materials are attached:

Four-page communication sent to holders of 3000 or more shares of Cintas common stock.

ATTACHMENT 1

Vote to Enhance Transparency and Director Independence
Vote FOR Items 4, 5, 6 and 7 on the Cintas Proxy Card

September 23, 2003

Dear fellow Cintas Shareholder:

At the upcoming Cintas Corp. Annual Shareholders Meeting on October 14th, shareholders will vote on four shareholder proposals designed to restore value to this under-performing company. We write to urge you to vote FOR. these proposals, which seek to strengthen the independence of Cintas' Board of Directors, enhance its financial transparency and protect its brand :reputation.

Background

During the past two years, Cintas' share price has significantly under-performed the shares of Cintas' closest competitors--Unifirst, G&K and Aramark. Cintas' revenue growth has slowed and its margins are eroding. In addition to cyclical pressures created by the poor economy, the company faces serious long-term challenges. In particular, the future of its growth-through-acquisition business model that fueled 34 consecutive years of growth is now in question given Cintas' large size and the dwindling number of material acquisition opportunities within the uniform rental industry.

Responsibility for responding to Cintas' challenges now rests on Scott Farmer, Cintas' new CEO and the 43-year old son of Cintas founder and Chairman Richard Farmer. The Board's July 2003 decision to select Scott Farmer for the top job further consolidates the Farmer family's control and highlights our concerns with the independence of Cintas' Board. Although outside shareholders own 70 percent of the company, Cintas' Board and executive suite reflect the legacy of its history as a Farmer-family-owned company. In addition to its lack of independent directors, the Cintas Board includes no minorities or women, and reflects a failure by current management to seek broader participation to benefit the company and its shareholders.

The first shareholder proposal calls on Cintas to expense stock options, which would enhance Cintas' financial transparency and more accurately reflect the cost of stock options to investors. Creating a truly independent board requires an independent Nominating Committee, and that is the subject of the second shareholder proposal. Scott Farmer's appointment further reinforces the need for a strong, independent board to protect the interests of Cintas' outside shareholders. Appropriately, Board independence is the focus of the third shareholder-proposal. The fourth shareholder proposal calls on Cintas to adopt sourcing standards and a code of conduct for its overseas facilities in order to protect Cintas' brand reputation and avoid costly litigation.

We urge you to vote FOR all four of these shareholder proposals. Below is a brief description of each proposal and its importance to Cintas and its shareholders.

Vote to Enhance Transparency and Director Independence
Vote FOR Items 4, 5, 6 and 7 on the Cintas Proxy Card

Item 4. Shareholder Proposal No. I
Proposal to adopt a policy of expensing the cost
of stock options In Cintas' Income statement.

In recent years, stock options have become an increasingly popular way for companies to compensate executives and other employees, but every option that is exercised ultimately dilutes the ownership stake of existing shareholders. This proposal, submitted by the AFSCME Employees Pension Plan, calls on Cintas to expense options in order to more accurately reflect the cost of stock options for investors and give a better picture of executive compensation. Expensing options will help Cintas shareholders clearly understand how much value is being transferred through the granting of options and will more accurately reflect the company's compensation expenses.

A number of major companies have already begun expensing stock options. According to a report by Bear Steams issued on September 5, 2003, 356 companies have announced their intention to expense stock options. Of those, 101 companies are members of the Stamdard & Poor's 500 index, representing 39% of the index's market capitalization. Even Microsoft has announced that it will expense stock options previously granted to employees, and start using other forms of equity compensation instead of stock options in the future. Expensing options would signal to the market that Cintas is committed to both transparency and best practices.

Item 5. Shareholder Proposal No. 2
Proposal to establish a nominating committee composed
of independent members as defined In the proposal.

Creating a truly independent Board requires an independent Nominating Committee, and that is the subject of the AFL-CIO's shareholder proposal. Nominating committees find, screen and ultimately recommend new candidates for boards of directors. An independent Nominating Committee would help ensure that candidates for the Board would best serve the interests of shareholders and not be beholden to the interests of management.

This proposal urges Cintas to forms a Nominating Committee consisting only of directors who are independent as defined by the Council of Institutional Investors, a coalition of over 130 pension funds whose assets exceed $2 trillion. Prior to July 2003, the Board of Directors did not have a standing Nominating Committee. We believe at least three of the six members of the newly established Nominating Committee have conflicts of interest that may compromise their independence: Richard Farmer, David Philips, and Roger Howe.

Vote to Enhance Transparency and Director Independence
Vote FOR Items 4, 5, 6 and 7 on the Cintas Proxy Card

Nominating Committee member Richard Farmer is the salaried chairman of Cintas and father of the CEO. In our opinion, company executives and relatives of the CEO should not serve on nominating committees that are responsible for selecting independent directors. The Nasdaq is proposing new rules that will require that nominating committees consist of independent directors, but provides certain exemptions for conflicted directors and executive officers. If these proposed rules are adopted, Cintas believes Richard Farmer may be eligible to continue to serve on the Nominating Committee using one of these exemptions.

Two other Nominating Committee members also have fundraising ties to the Farmer family that may create conflicts of interest. David Philips runs a non-profit organization, Cincinnati Works, which receives funding from the Farmer Family Foundation. Roger Howe is the chairman of the Miami University Board of Trustees, where Richard Farmer is trustee and a major contributor, and the Miami University Richard T. Farmer School of Business has a Cintas Chair in Entrepreneurship.

Item 6. Shareholder Proposal No. 3
Proposal to adopt a policy of nominating Independent directors
who, If elected, would constitute two-thirds of the Board.

This proposal, submitted by the Trowel Trades S&P 500 Index Fund, seeks to address, the key weakness in Cintas' corporate governance--a lack of independent directors that can provide objective oversight of management. We believe director independence is particularly valuable at Cintas where the Chairman of the Board, Richard Farmer, is the father of the CEO, Scott Farmer.

In recent years, four current or former Cintas executives have sat on the Board of Directors: Richard Farmer, Chairman and former CEO; Scott Farmer, current CEO and the son of Richard Farmer, Robert Kohlhepp, a former CEO; and James Gardner, a former executive and the brother-in-law of Richard Farmer and uncle of Scott Farmer. James Gardner has not been re-nominated for re-election at the 2003 Annual Shareholders Meeting.

Less than two-thirds of the current nominees are outside directors who have *not served as Cintas executives. Moreover, two of the outside directors,* David Philips and Roger Howe, as mentioned above, have fundraising relationships that may compromise their independence and objectivity. These directors were selected by a nominating committee that included Richard Farmer, who Cintas believes may continue to serve on the Nominating Committee under proposed :Nasdaq rules.

Item 7. Shareholder Proposal No. 4
Proposal to issue a report on Cintas' code of conduct
for vendors and other workplace policies.

In order to protect Cintas' brand value, diminish the risk of costly litigation and ensure that there are no serious supply chain disruptions, Walden Asset Management and Domini Social Investments are co-sponsoring a proposal calling on Cintas' Board to adopt sourcing standards, a code of conduct and a process for monitoring and disclosure of working conditions at; overseas facilities.

Vote to Enhance Transparency and Director Independence
Vote FOR Items 4, 5, 6 and 7 on the Cintas Proxy Card

Cintas' ability to meet customer- demand depends on a steady chain of apparel and textile imports, and any disruption could compromise Cintas' ability to meet its customers' needs. Moreover, Cintas' brand value is one of its

primary assets, and human rights violations at overseas facilities can compromise brand value and/or lead to costly litigation.

Summary

Taken together, the reforms sought in the above proposals represent concrete steps that Cintas' Board should take to protect and enhance value for Cintas and its shareholders, including the outside shareholders that own 70 percent of the company. Specifically, they will ,strengthen the independence of Cintas' Board of Directors, enhance the company's financial transparency and protect its brand reputation.

We therefore urge you to vote FOR these proposals.

Sincerely,

Richard L. Trumka
Secretary-Treasurer, AFL-CIO
AFL-CIO Reserve Fund

Gerald W. McEntee
Chairman
APSCME Employees Pension Plan

James Boland
Secretary-Treasurer, BAC
Trowel Trades S&P 500 Index Fund

Timothy Smith
Senior Vice President
Walden Asset Management

Alan G. Hevesi
New York State Comptroller
New York State Common Retirement Fund

Denise L. Nappier
Connecticut State Treasurer
Connecticut Retirement Plans and Trust Funds

William C. Thompson, Jr.
New York City Comptroller
New York City Employees Retirement System

Adam M. Kanzer
General Counsel
Domini Social Investments LLC

This is not a proxy solicitation and no proxies will be. accepted.
We urge you to mark your proxy FOR items 4, 5, 6, and 7 and return your proxy card as instructed or use one of the alternative voting methods described on the proxy card attachment.

ATTACHMENT 2

-----Original Message-----
From: CarnahanK@cintas.com [mailto:CarnahanK@cintas.com]
Sent: Tuesday, September 30, 2003 4:32 PM
To: Kreider, Gary P.
Cc: FroomanT@cintas.com; GaleB@cintas.com
Subject: FW:

Gary, Please read the messages from Michael Lang at Computershare (our registrar and transfer agent). My next call is to Joe Evelo at Merrill Lynch to see if he can find out how his clients got this AFL-CIO letter. Please advise other steps for us to take. Thank you. Karen

-----Original Message-----
From: Michael Lang [mailto:Michael.Lang@computershare.com]
Sent: Tuesday, September 30, 2003 4:29 PM
To: Carnahan, Karen
Subject: RE:

In my opinion yes it was not given legally but I am not the lawyer on this. I know we will not release holder files unless given written permission. I can tell you I have never heard of holder names such as this being released. I wouldn't quote me but I would not let this go that easily. Just my feeling but something just doesn't seem right about that info getting out especially since at a minimum they aren't holders.

-----Original Message-----
From: Carnahan, Karen [mailto:CarnahanK@cintas.com]
Sent: Tuesday, September 30, 2003 3:18 PM
To: Michael Lang
Subject: RE:

Thanks.
In your opinion, was the information gotten illegally? Do we have the ability to press charges against DTC?

-----Original Message-----
From: Michael Lang [mailto:Michael.Lang@computershare.com]
Sent: Tuesday, September 30, 2003 4:04 PM
To: Carnahan, Karen
Subject:

Karen,

I called and left a message for you to call me. In response to you message the info didn't come from us. We sent nothing to no one. In fact we don't even get the 'street' info outside the brokerage houses that hold shares but never the holders info at those firms. Sounds to me like someone at DTC let that info go or they got it from some solicitor who should never allow that data out. I can tell you I know it wasn't or couldn't be us. My cell is 216-375-6829 if you need to reach me. Mike

ATTACHMENT 3

-----Original Message-----
From: CarnahanK@cintas.com [mailto:CarnahanK@cintas.com]
Sent: Thursday, October 02, 2003 1:35 PM
To: Kreider, Gary P.; FroomanT@cintas.com; GaleB@cintas.com
Subject: FW: Dissident mailings

Gary,

Thanks for the voicemail about your research into this subject.

Below, ADP Proxy Services responded to the AFL-CIO mailing. This information seems pretty weak to me. Maybe they forgot the most important step--get the company's permission to do the mailing!!!

Your thoughts please.

Karen

-----Original Message-----
From: Wittenberg, Glen x56276 [mailto:Glen_Wittenberg@adp.com]
Sent: Thursday, October 02, 2003 1:14 PM
To: Carnahan, Karen
Subject: Dissident mailings

Karen

Apparently there is no specific rule that allows these types of mailings, nor is there any rule that prohibits these types of mailings. The general rule is that nominees are obligated to forward information to their customers as long as there is reasonable assurance of reimbursement. The industry practice is, and has always been, to forward this type of information on to beneficial holders. The reasons run the full spectrum, level playing field, freedom of speech, the right to communicate with fellow shareholders etc. As agent for our clients we follow the industry rules and practices as they would. If you need further explanation you should contact your representative at the SEC.

I hope this helps. Please let me know if you need any additional information.

Thanks

Glen E. Wittenberg
Account Executive
ADP Investor Communication Services
glen_wittenberg@adp.com
847-658-0304
fax 847-658-0758

-----Original Message-----
From: Kreider, Gary P.
Sent: Wednesday, October 01, 2003 2:47 PM
To: Reuter, F. Mark
Subject: FW: Mystery solved

Mark, Where is this in 14(a) without a proxy solicitation?

-----Original Message-----
From: CarnahanK@cintas.com [mailto:CarnahanK@cintas.com]
Sent: Wednesday, October 01, 2003 10:59 AM
To: Kreider, Gary P.; rickr@summerhillinc.com; GaleB@cintas.com; FroomanT@cintas.con
Subject: Mystery solved

To All,
ADP Proxy Services mailed the AFL-CIO paper to our shareholders at the request of that group. It v
mailed to all shareholders who own greater than 2,000 shares.

According to my contact at ADP, the SEC rules allow for dissident groups to mail this type of propaganda. I asked for them to give me a specific SEC reg that allows this.

I will keep you posted.
Karen

Karen L. Carnahan
Finance/Treasury Department
V.P. and Treasurer
513/573-4013

ATTACHMENT 4

-----Original Message-----
From: Wittenberg, Glen x56276 [mailto: Glen_Wittenberg@adp.com]
Sent: Monday, October 06, 2003 4:02 PM
To: Carnahan, Karen
Subject: RE: Dissident mailings

Karen

We received instruction from Brandon Reese of the AFL-CIO. The bill will be sent to the AFL-CIO.

Please let me know if you need anything further.

Glen E. Wittenberg
Account Executive
ADP Investor Communication Services
glen_wittenberg@adp.com
847-658-0304
fax 847-658-0758

-----Original Message-----
From: CarnahanK@cintas.com [mailto:CarnahanK@cintas.com]
Sent: Monday, October 06, 2003 1:54 PM
To: Wittenberg, Glen x56276
Subject: RE: Dissident mailings

Glen,
Please let me know who paid for the AFL-CIO mailing. Thank you.
Karen

-----Original Message-----
From: Wittenberg, Glen x56276 [mailto: Glen_Wittenberg@adp.com]
Sent: Thursday, October 02, 2003 1:14 PM
To: Carnahan, Karen
Subject: RE: Dissident mailings

Karen

Apparently there is no specific rule that allows these types of mailings, nor is there any rule that prohibits these types of mailings. The general rule is that nominees are obligated to forward information to their customers as long as there is reasonable assurance of reimbursement. The industry practice is, and has always been, to forward this type of informatiion on to beneficial holders. The reasons run the full specturm, level palying field, freedome of speech, the right to communicate with fellow shareholders etc. As agent for our clients we follow the industry rules and practices as they would. If you need furhter explanation you should contact your representative at the SEC.

I hope this helps. Please let me know if you need any additional information.

Thanks

Glen E. Wittenberg
Account Executive
ADP Investor Communication Services
glen_wittenberg@adp.com
847-658-0304
fax 847-658-0758

June 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: No-Action Request by the Cintas Corporation

Dear Sir/Madam,

I am writing in response to the June 10, 2004 letter ("No-Action Request") from legal counsel for the Cintas Corporation ("Cintas" or the "Company"). That letter states that Cintas intends to omit from its proxy materials a non-binding shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal requests the Board of Directors to adopt a policy that the Chair of the Board will be an independent director who has not previously served as an executive officer of the Company, and that this policy go into effect as soon as possible following the 2005 Annual Meeting.

As grounds for exclusion, the Company's legal counsel relies on Rule 14a-8(i)(6), arguing that Cintas lacks the power to implement the Proposal. The No-Action Request further contends that the Proposal relates to a personal claim or grievance against Cintas and is therefore excludable under Rule 14a-8(i)(4); and that the Proposal contains false and misleading statements in violation of Rule 14a-9 and is thus excludable under Rule 14a-8(i)(3). These arguments are without merit, as we explain below, and the Commission should not permit Cintas to omit the Fund's Proposal.

Rule 14a-8(i)(6) – Cintas Does Have the Power to Implement the Proposal

The No-Action Request falsely asserts that Cintas lacks the power to implement the Proposal and therefore the Proposal is excludable under Rule 14a-8(i)(6). In particular, it is argued that Cintas could not ensure that "an independent director who has never been an executive officer of Cintas would be (i) elected to Cintas' board of directors by Cintas shareholders, (ii) elected as Chairman of the Board by Cintas' board of directors, and (iii) willing to expend the time and effort necessary to serve as Chairman of the Board of Cintas."

As a Nasdaq-listed public corporation, Cintas is required by law and listing standards to ensure that independent directors will be available to serve its board chair. Under the Sarbanes-Oxley Act of 2002, audit committees must be composed entirely of independent directors. Furthermore, newly adopted Nasdaq listing standards require listed companies, including Cintas, to have a majority of independent directors on their boards by 2005. Nasdaq-listed companies will also be required to appoint independent directors to their compensation and nominating committees. Under the policy urged by the Proposal, no additional independent directors need to be elected so long as one of these directors has not served as an executive officer of the Company.

Moreover, the Cintas Board still has the power to implement the Proposal even in the unlikely event that all the independent directors who are elected by shareholders are former Company executives. Under the Washington Business Corporation Act and the Company's By-Laws, a director vacancy may be filled by the affirmative vote of a majority of the sitting directors. Cintas' By-Laws require that the Board of Directors consist of at least three members with the exact number to be established by shareholders or the Board of Directors. Accordingly, even if Cintas shareholders fail to elect an independent director who has not served as an executive officer, the Board may nonetheless expand the number of directors and fill the resulting vacant board seat with a qualified independent director who is willing to serve as Board chair.

The No-Action Request erroneously cites previous Staff interpretations in *I-many, Inc.* (April 4, 2003) and *Bank of America Corporation* (February 24, 2001), as supporting exclusion of the Proposal under Rule 14a-8(i)(6) because the Company lacks the power to ensure election of a particular person or type of person. As shown above, however, the Cintas Board does have full authority to ensure election of an independent director who has not served as an executive officer of the Company. Under the Company's By-Laws, the Board may expand the size of the Board, and these vacant seats may be filled by the affirmative vote of a majority of the sitting directors.

The No Action Request also relies on *SouthTrust Corporation* (January 16, 2004), *Wachovia Corporation* (February 24, 2004), and *Bank of America Corporation* (February 24, 2004). Those examples are inapplicable, however, because the shareholder resolutions in question urged the Board to amend the Bylaws to require an independent board chair. In contrast, the Fund's Proposal here merely requests that the Board adopt a general policy -- not a Bylaw requirement -- of electing an independent Board chair. Moreover, the Cintas Board has indisputable power to implement this recommended policy because, under state law and its own By-laws, the Board is authorized to elect to the Board a qualified, willing, and independent director to serve as Board chair until the next annual election of directors.

Rule 14a-8(i)(4) – The Proposal Does Not Involve a Personal Grievance or Special Benefit Not Shared With Other Security Holders at Large

The No-Action Request contends that the Proposal relates to a personal claim or grievance against Cintas and is therefore excludable under Rule 14a-8(i)(4). To the contrary, the Proposal seeks to require selection of an independent Board chair, a corporate governance interest that is shared by the Company's shareholders as a whole. No improper motive is evident from the Proposal language or its supporting statement. Nor does the No-Action Request provide any evidence of an alternative motive or personal interest relating to the Proposal.

The issue of establishing an independent board chair is clearly of general interest to all shareholders, as demonstrated by the significant level of support these proposals receive. For example, independent board chair proposals filed by the Fund earlier this year received a 36.55 percent vote at Verizon and 25.65 percent vote at AT&T. Many corporations have recognized the value to shareholders of establishing an independent board chair, most recently at the Walt Disney Company. Moreover, the AFL-CIO's own Proxy Voting Guidelines have long supported the concept of an independent board chair: "The voting fiduciary should support shareholder proposals seeking to require that an independent director who has not served as an executive at the company shall serve as chairman of the board of directors." Union-sponsored and union-affiliated pension funds have been and continue to be among the most active proponents of corporate governance shareholder resolutions. According to data from the Investor Responsibility Research Center, funds associated with labor unions filed over 450 shareholder proposals in 2004, and 35 of these resolutions seek the establishment of an independent board chair.

The No-Action Request incorrectly argues that a labor dispute between the Company and one AFL-CIO affiliate, the Union of Needletrades, Industrial and Textile Employees ("UNITE"), constitutes a "personal" claim or grievance of the Fund. As a voluntary, nationwide federation of legally autonomous labor organizations, the AFL-CIO encompasses more than 13 million of America's workers in 61 member unions working in virtually every part of the economy. The No-Action Request neither asserts nor provides any evidence that the Fund is acting as an alter-ego for UNITE. For this reason, the Company's particular labor relations disputes are not personal grievances or claims of the AFL-CIO Fund.

Nor is the Fund's previous shareholder proposal filed last year at Cintas or the exempt solicitation material circulated in support of this proposal pursuant to Rule 14a-6(g) evidence of a personal grievance against Cintas Chairman Richard Farmer. In 2003, the Fund filed a shareholder proposal urging the creation of an independent nominating committee. Before the filing of this resolution, directors were nominated by the entire Board including the participation of Cintas' executives. Subsequent to the filing of this resolution, the Cintas Board created a nominating committee that included Mr. Farmer. At the annual shareholder meeting, a majority of shareholders not affiliated with the Farmer family voted in favor of the Fund's shareholder proposal. At that meeting, Mr. Farmer announced that the newly created nominating committee had voted to remove Mr. Farmer from the nominating committee. These actions by the Cintas Board show that the Fund's 2003 shareholder proposal was clearly in the interest of shareholders generally.

The No-Action Request cites various Staff no-action letters issued between 1979 and 1982, including *Core Industries* (November 23, 1982), as evidence of the Fund's improper motive. In 1983, the Commission clarified the scope of Rule 14a-8(i)(4) by adding a new qualifying clause, "or if it is designed to result in a benefit to the proponent or to further a personal benefit, which benefit or interest is not shared with the other security holders at large." The purpose of this amendment was to make the distinction between proposals motivated solely by personal interest and those that affect a broader group of shareholders. The Fund's current Proposal, which seeks to urge the Board to adopt a policy of electing an independent board chair, would clearly result in a benefit "shared with the other security holders at large."

Arguments similar to those advanced by the Cintas No-Action Request were rejected by Staff in *Consolidated Freightways* (January 25, 1995 and February 9, 1994), and *Albertson's Inc.* (March 11, 1994). As noted in the Commission's September 18, 1997 proposed rulemaking *Amendments To Rules On Shareholder Proposals*, "In practice, the Division has infrequently concurred in the exclusion of a "neutral" proposal under rule 14a-8(c)(4)." In those instances where the Commission has agreed with arguments similar to those advanced by Cintas, such as *Dow Jones & Company, Inc.* (January 24, 1994), the issuers have been able to point to the combination a proposal whose content was directly related to the particular interests of the proponent, combined with clear evidence of the proponent's intention to forward those particular interests through the proposal. In contrast, the Company's No-Action Request simply does not establish that the Proposal addresses or is intended to advance a particular personal grievance, or that the Proposal involves a benefit or interest not shared with other Cintas security holders at large.

Rule 14a-8(i)(3) – The Supporting Statement Does Not Make False or Misleading Statements

The No-Action Request incorrectly states that the Proposal violates Rule 14a-9 which prohibits false and misleading statements, and therefore is excludable under Rule 14a-8(i)(3) as a violation of the proxy rules:

Example no. 1 cited by the No-Action Request asserts that "A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO." This assertion is supported by the Company's By-Laws which define the general powers of the Board of Directors: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of the Board of Directors" (Article III, Section 1). While the Fund believes that this factual statement is supported by the Company's own By-Laws, the Fund is willing to amend the statement to reflect that this statement is the opinion of the Fund.

Examples no. 2 ("We believe that having an independent director...") and no. 3 ("In our opinion, requiring an independent Board Chair...") are clearly stated as the

opinions of the Fund. The No-Action Request reads into these statements of opinion further assertions that were not made by the Fund. If the Company disagrees with these statements of opinion or wishes to infer further meaning from the Proposal, the Company should respond accordingly in its opposition statement in the proxy. Excluding the Proposal from the proxy for statements of opinion by the Fund is unwarranted.

Lastly (item no. 4), the No-Action Request maintains that the quotations from the National Association of Corporate Directors, the Conference Board, and the California Public Employees' Retirement System concerning the concept of an independent board chair do not support the Proposal and therefore are misleading. These quotations are preceded by the following qualifying sentence: "A variety of institutional investors and corporate governance experts are in favor of independent board leadership." The quotations are provided as factual evidence for this assertion. The fact that many investors and experts support independent board leadership clearly is material to the question of establishing an independent board chair as defined by the Proposal to exclude former executives of the Company.

For these reasons, the Company should not be permitted to exclude the Proposal from its proxy statement for the 2004 Annual Shareholders Meeting. While the Fund believes the Proposal and its supporting statement conform entirely with Rules 14a-8 and 14a-9, the Fund is willing to consider making any changes requested by the Staff.

Yours truly,



Damon Silvers
Associate General Counsel

KMK | Keating, Muething & Klekamp PLL

ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

July 6, 2004

Via EDGAR and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation -- Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Dear Ladies and Gentlemen:

On behalf of Cintas Corporation, we are responding to the letter dated June 30, 2004 from the AFL-CIO Reserve Fund relating to Cintas' no-action letter request submitted on June 10, 2004.

As stated in its no-action request, Cintas believes the Fund's proposal that the Chairman of the Board be an independent director who has never served as an executive officer of Cintas may be omitted from Cintas' proxy materials:

(a) under Rule 14a-8(i)(6), because Cintas lacks the power to implement the proposal;

(b) under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal claim or grievance against Cintas; and

(c) under Rule 14a-8(i)(3), because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

While not all of the Fund's arguments merit response, this letter responds to certain issues raised by the Fund.

(a) **The Proposal may be omitted under Rule 14a-8(i)(6) because Cintas lacks the power to implement the Proposal.**

The Fund's contention that the *SouthTrust Corporation* (January 16, 2004), *Wachovia Corporation* (February 24, 2004) and *Bank of America Corporation* (February 24, 2004) letters are "inapplicable" is without merit. The difference between the proposals in those letters that urged boards to amend bylaws to require an independent board chair and the Fund's Proposal to adopt a policy regarding the same matter is a case of a distinction without a difference. The Staff has recognized that where proposals dealing with the same core issue of requiring the board chair to be an independent director differ only with respect to their implementing mechanism, the proposals are substantially duplicative.


th
ANNIVERSARY
1954-2004

Sempra Energy (January 23, 2004) (proposal to amend the bylaws to require board chair be an independent director duplicated proposal that recommended that board chair be an independent director).

In its June 30, 2004 letter, the Fund cites no authority for its position but simply asserts: "As a Nasdaq-listed public corporation, Cintas is required by law and listing standards to ensure that independent directors will be available to serve its board chair." This statement is incorrect. No Nasdaq regulation or any provision of law requires Cintas to ensure that an independent director will be available to serve as board chair. Although Nasdaq listing standards require Cintas to have a majority of independent directors on its board and the Sarbanes-Oxley Act of 2002 requires audit committees to be comprised entirely of independent directors, there is no law or regulation that in any way suggests that independent directors are required to be available to serve as Cintas' board chair.

(b) **The Proposal may be omitted under Rule 14a-8(i)(4) because the Proposal is in furtherance of a personal claim or grievance against Cintas**.

It is telling that in its five pages of analysis in response to Cintas' no-action request, the Fund avoids explicitly denying that it is working in concert with its affiliate, the Union of Needletrades, Industrial and Textile Employees ("UNITE") and other unions. Our June 10, 2004 letter's five direct quotes from the Fund, UNITE and its affiliates clearly connect the tactics designed to assist the AFL-CIO to obtain union representation at Cintas with the harassing nature of the Proposal. Just as in *Dow Jones & Company, Inc.* (January 24, 1994) where a union Bargaining Bulletin stated that the union's proposal was designed to "turn up the heat" on the company, the Fund is trying to "really work hard on driving down [Cintas'] stock price" and touting its "dissident shareholders' resolutions" which would "reconfigure the board of directors" by attacking Cintas' chairman, Mr. Farmer, with the Proposal. The secret ballot voting and board declassification proposals that were the subjects of the *Consolidated Freightways* (January 25, 1995 and February 9, 1994) and *Albertson's Inc.* (March 11, 1994) letters cited by the Fund do not rise to the level of the personal assault on Cintas and Mr. Farmer by the AFL-CIO, nor were the proposals in those cases so closely connected to union campaigns by evidence as clear as the statements that lead back to the Fund. In other words, the Fund's tortured response does not carry weight in the face of the documentary evidence we submitted.

The Fund criticizes references to the *Core Industries* (November 23, 1982), *RCA Corporation* (February 7, 1979), *Armco Inc.* (January 29, 1980 reconsidered March 5, 1980), and *American Express* (February 12, 1980) letters as being issued prior to 1983 at which time the Commission attempted to clarify the scope of Rule 14a-8(i)(4). In doing so, the Fund fails to address part of the Commission's basis for its reconsideration of Rule 14a-8(i)(4) as stated in Release No. 34-19135: "increasingly sophisticated proponents and their counsel began to draft proposals in broad terms so that they might be of general interest to all security holders, rather than in narrow terms reflecting the personal interests motivated by their submission." Both before and after 1983, the Staff has allowed for the exclusion of shareholder proposals where it makes no difference that the proposal has been drafted to appear not to be directly related to the grievance but to relate to a matter of general interest to shareholders. *Core Industries* (November 23, 1982); *RCA Corporation* (February 7, 1979); *Armco Inc.* (January 29, 1980 reconsidered March 5, 1980); *American Express* (February 12, 1980); *Cabot Corporation* (December 3, 1992); and *Texaco. Inc.* (March 18, 1993). We believe this is a facts and circumstances issue in which the Staff has consistently focused on the motives of the proponents and the link between the proposals and the personal interests interests involved to avoid an abuse of process.

Conclusion

The Staff's previous letters and the evidence we submitted clearly demonstrate the substantive grounds on which the Proposal should be excluded. We respectfully request the Staff's concurrence that the Proposal may be excluded from Cintas' 2004 proxy materials.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: 
Gary P. Kreider

GPK:slh
cc: Mr. Damon Silvers
Mr. Brandon Rees
AFL-CIO Reserve Fund

1308616.1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cintas Corporation
Incoming letter dated June 10, 2004

The proposal requests that the board (1) adopt a policy that the Chair of the Board will be an independent director who has not previously served as an executive officer of the Cintas Corporation; and (2) provide that this policy shall be implemented as soon as possible after the date of the 2005 Annual Meeting without violating any existing contractual provisions.

There appears to be some basis for your view that Cintas may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Cintas omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cintas relies.

Sincerely



Grace K. Lee
Special Counsel